Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in Duncan Energy Partners L.P.’s Registration Statement No. 333-149583 on Form S-3 of our report dated December 5, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the preparation of the combined financial statements of DEP II Midstream Businesses from the separate records maintained by Enterprise Products Partners L.P. and relating to a change in accounting estimate in 2007 and a change in accounting principle in 2005), relating to the combined financial statements of DEP II Midstream Businesses as of September 30, 2008 and December 31, 2007 and 2006, and for the nine months ended September 30, 2008 and for each of the three years in the period ended December 31, 2007 appearing in this Current Report on Form 8-K of Duncan Energy Partners L.P.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
December 5, 2008